                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 3)
                  Under the Securities Exchange Act of 1934*

                              Oriole Homes Corp.
                               (Name of Issuer)

                     Class A Common Stock, $.10 par value
                     Class B Common Stock, $.10 par value
                        (Title of Class of Securities)

                              686264102 (Class A)
                              686264201 (Class B)
                                (CUSIP Number)

                                Richard D. Levy
                                 Harry A. Levy
                                 Mark A. Levy
                          1690 South Congress Avenue
                                   Suite 200
                            Delray Beach, FL 33445
                                (561) 274-2000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 22, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 2 of 27
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              RICHARD D. LEVY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)   [X]
                                                                  (b)   [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

        PF

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION - United States

                     7    SOLE VOTING POWER

                          172,498  (Class A)
                           89,582  (Class B)
     NUMBER OF
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             325,337 (Class A)
       EACH
    REPORTING
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          172,498   (Class A)
                           89,582  (Class B)

                    10    SHARED DISPOSITIVE POWER

                          325,337 (Class A)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            497,835 (Class A)
             89,582 (Class B)

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.72%  (Class A)
             3.23%  (Class B)

14   TYPE OF REPORTING PERSON (See Instructions)

              IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 3 of 27
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BEATRICE LEVY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)   [X]
                                                                  (b)   [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

        PF

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION - United States

                     7    SOLE VOTING POWER

                          25,334 (Class A)
                          23,384 (Class B)
     NUMBER OF
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
       EACH
    REPORTING
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          25,334 (Class A)
                          23,384 (Class B)

                    10    SHARED DISPOSITIVE POWER

                          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            25,334 (Class A)
            23,384 (Class B)

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.36% (Class A)
             0.84% (Class B)

14   TYPE OF REPORTING PERSON (See Instructions)

              IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 4 of 27
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              HARRY A. LEVY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)   [X]
                                                                  (b)   [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

        PF

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION  -      United States

                     7    SOLE VOTING POWER

                          189,405 (Class A)
                          123,340 (Class B)
     NUMBER OF
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             325,337 (Class A)
       EACH
    REPORTING
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          189,405 (Class A)
                          123,340 (Class B)

                    10    SHARED DISPOSITIVE POWER

                          325,337 (Class A)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            514,742 (Class A)
            123,340 (Class B)

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.62%  (Class A)
             4.45%  (Class B)

14   TYPE OF REPORTING PERSON (See Instructions)

              IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 5 of 27
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              DAVIDA LEVY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)   [X]
                                                                  (b)   [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

        PF

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION - United States

                     7    SOLE VOTING POWER

                          5,038 (Class A)
                          5,038 (Class B)
     NUMBER OF
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
       EACH
    REPORTING
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          5,038 (Class A)
                          5,038 (Class B)

                    10    SHARED DISPOSITIVE POWER

                          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,038 (Class A)
              5,038 (Class B)

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.03%  (Class A)
             0.18%  (Class B)

14   TYPE OF REPORTING PERSON (See Instructions)

              IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 6 of 27
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MARK A. LEVY

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a)   [X]
                                                                       (b)   [_]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

              PF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  -   United States

                                    7       SOLE VOTING POWER

                                            93,412  (Class A)
                                            88,632  (Class B)
             NUMBER OF
              SHARES                8       SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                       121,758 (Class A)
               EACH                         167,458 (Class B)
            REPORTING
              PERSON                9       SOLE DISPOSITIVE POWER
               WITH
                                            93,412  (Class A)
                                            88,632  (Class B)

                                    10      SHARED DISPOSITIVE POWER

                                            121,758 (Class A)
                                            167,458 (Class B)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             215,170 (Class A)
                             256,090 (Class B)

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                             [X]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             11.55%  (Class A)
                              9.24%  (Class B)

14       TYPE OF REPORTING PERSON (See Instructions)
                  IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 7 of 27
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  JO ANN M. LEVY

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [_]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

              PF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  -   United States

                                    7       SOLE VOTING POWER

                                            2,210  (Class A)
                                            1,585  (Class B)
            NUMBER OF
              SHARES                8       SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                       0
               EACH
            REPORTING
              PERSON                9       SOLE DISPOSITIVE POWER
               WITH
                                            2,210 (Class A)
                                            1,585 (Class B)

                                    10      SHARED DISPOSITIVE POWER

                                            0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             2,210 (Class A)
                             1,585 (Class B)

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                             [X]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             0.12% (Class A)
                             0.06% (Class B)

14       TYPE OF REPORTING PERSON (See Instructions)
                  IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 8 of 27
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  JO ANN LEVY

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [_]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

              PF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  -   United States

                                    7       SOLE VOTING POWER

                                            44,312 (Class A)
                                            37,000 (Class B)
            NUMBER OF
              SHARES                8       SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                       0
               EACH
            REPORTING
              PERSON                9       SOLE DISPOSITIVE POWER
               WITH
                                            44,312 (Class A)
                                            37,000 (Class B)

                                    10      SHARED DISPOSITIVE POWER

                                            0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             44,312  (Class A)
                             37,000  (Class B)

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                             [X]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             2.38%   (Class A)
                             1.34%   (Class B)

14       TYPE OF REPORTING PERSON (See Instructions)
                  IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 9 of 27
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DANIEL H. LEVY

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [_]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

              PF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  -    United States

                                    7       SOLE VOTING POWER

                                            16,529  (Class A)
                                            16,529  (Class B)
             NUMBER OF
              SHARES                8       SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                       21,000 (Class A)
               EACH                         66,700 (Class B)
            REPORTING
              PERSON                9       SOLE DISPOSITIVE POWER
               WITH
                                            16,529  (Class A)
                                            16,529  (Class B)

                                    10      SHARED DISPOSITIVE POWER

                                            21,000 (Class A)
                                            66,700 (Class B)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             37,529  (Class A)
                             83,229  (Class B)

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                             [X]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             2.01%   (Class A)
                             3.00%   (Class B)

14       TYPE OF REPORTING PERSON (See Instructions)
                  IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 10 of 27
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ALLISON SACKS

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [_]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

              PF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  -   United States

                                    7       SOLE VOTING POWER

                                            30,394 (Class A)
                                            24,079 (Class B)
             NUMBER OF
              SHARES                8       SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                       0
               EACH
            REPORTING
              PERSON                9       SOLE DISPOSITIVE POWER
               WITH
                                            30,394 (Class A)
                                            24,079 (Class B)

                                    10      SHARED DISPOSITIVE POWER

                                            0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             30,394  (Class A)
                             24,079  (Class B)

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                             [X]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             1.63%   (Class A)
                             0.87%   (Class B)

14       TYPE OF REPORTING PERSON (See Instructions)
                  IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                     Page 11 of 27
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  JOEL M. LEVY

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)  [X]
                                                                      (b)  [_]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

              PF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                             [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  - United States

                                    7       SOLE VOTING POWER

                                            28,851 (Class A)
                                            28,537 (Class B)
         NUMBER OF
           SHARES                   8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                          14,037 (Class A)
            EACH                            21,637 (Class B)
          REPORTING
            PERSON                  9       SOLE DISPOSITIVE POWER
             WITH
                                            28,851 (Class A)
                                            28,537 (Class B)

                                    10      SHARED DISPOSITIVE POWER

                                            14,037 (Class A)
                                            21,637 (Class B)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             42,888  (Class A)
                             50,174  (Class B)

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)          [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             2.30%  (Class A)
                             1.81%  (Class B)

14       TYPE OF REPORTING PERSON (See Instructions)
                  IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                     Page 12 of 27
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ROBERT A. LEVY

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)   [X]
                                                                    (b)   [_]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

              PF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  -  United States

                                    7       SOLE VOTING POWER

                                            30,776 (Class A)
                                            30,776 (Class B)
          NUMBER OF
           SHARES                   8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                          14,037 (Class A)
            EACH                            21,637 (Class B)
          REPORTING
            PERSON                  9       SOLE DISPOSITIVE POWER
             WITH
                                            30,776 (Class A)
                                            30,776 (Class B)

                                    10      SHARED DISPOSITIVE POWER

                                            14,037 (Class A)
                                            21,637 (Class B)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             44,813  (Class A)
                             52,413  (Class B)

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)           [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             2.41%  (Class A)
                             1.89%  (Class B)

14       TYPE OF REPORTING PERSON (See Instructions)
                  IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                     Page 13 of 27
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DAVID J. LEVY

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [_]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

              PF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                           [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  -   United States

                                    7       SOLE VOTING POWER

                                            19,628 (Class A)
                                            21,328 (Class B)
         NUMBER OF
          SHARES                    8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                           14,037 (Class A)
           EACH                             21,637 (Class B)
        REPORTING
         PERSON                    9       SOLE DISPOSITIVE POWER
          WITH
                                            19,628 (Class A)
                                            21,328 (Class B)

                                  10      SHARED DISPOSITIVE POWER

                                            14,037 (Class A)
                                            21,637 (Class B)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             33,665 (Class A)
                             42,965 (Class B)

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)          [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             1.81%  (Class A)
                             1.55%  (Class B)

14       TYPE OF REPORTING PERSON (See Instructions)
                  IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                     Page 14 of 27
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ELKA N. LAMPERT IRREVOCABLE TRUST

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [_]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

              PF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                           [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  -  United States

                                    7       SOLE VOTING POWER

                                            2,950 (Class A)
                                            3,550 (Class B)
         NUMBER OF
          SHARES                    8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                           0
           EACH
         REPORTING
           PERSON                   9       SOLE DISPOSITIVE POWER
            WITH
                                            2,950 (Class A)
                                            3,550 (Class B)

                                   10       SHARED DISPOSITIVE POWER

                                            0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,950 (Class A)
                           3,550 (Class B)

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see Instructions)           [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0.16%  (Class A)
                           0.13%  (Class B)

14       TYPE OF REPORTING PERSON (See Instructions)
                  OO

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                     Page 15 of 27
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  AVRAHAM R. LAMPERT IRREVOCBLE TRUST

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a)  [X]
                                                                     (b)  [_]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

              PF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  -      United States

                                    7       SOLE VOTING POWER

                                               687 (Class A)
                                             1,087 (Class B)
         NUMBER OF
          SHARES                    8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                          0
            EACH
          REPORTING
           PERSON                   9       SOLE DISPOSITIVE POWER
            WITH
                                               687 (Class A)
                                             1,087 (Class B)

                                   10       SHARED DISPOSITIVE POWER

                                            0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               687 (Class A)
                             1,087 (Class B)

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)          [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0.04%  (Class A)
                           0.04%  (Class B)

14       TYPE OF REPORTING PERSON (See Instructions)
                  OO

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 16 of 27
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              HARRY A. LEVY GRANDCHILDREN'S TRUST

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)   [X]
                                                                  (b)   [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

        PF

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION - United States

                     7    SOLE VOTING POWER

                          10,400 (Class A)
                          17,000 (Class B)
     NUMBER OF
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
       EACH
    REPORTING
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          10,400 (Class A)
                          17,000 (Class B)

                    10    SHARED DISPOSITIVE POWER

                          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,400 (Class A)
            17,000 (Class B)

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.56%  (Class A)
            0.61%  (Class B)

14   TYPE OF REPORTING PERSON (See Instructions)
              OO

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 17 of 27
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              RICHARD D. LEVY GRANDCHILDREN'S TRUST

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)   [X]
                                                                  (b)   [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

        PF

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION - United States

                     7    SOLE VOTING POWER

                          21,000 (Class A)
                          66,700 (Class B)
     NUMBER OF
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
       EACH
    REPORTING
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          21,000 (Class A)
                          66,700 (Class B)

                    10    SHARED DISPOSITIVE POWER

                          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            21,000 (Class A)
            66,700 (Class B)

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.13% (Class A)
             2.41% (Class B)

14   TYPE OF REPORTING PERSON (See Instructions)
              OO

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 18 of 27
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              HAPCO COMPANY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)   [X]
                                                                  (b)   [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

        PF

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION - United States

                     7    SOLE VOTING POWER

                          25,337 (Class A)

     NUMBER OF
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
       EACH
    REPORTING
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          25,337 (Class A)

                    10    SHARED DISPOSITIVE POWER

                          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             25,337 (Class A)

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.36%  (Class A)

14   TYPE OF REPORTING PERSON (See Instructions)
              CO

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 19 of 27
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              LEVOR ASSOCIATES

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)   [X]
                                                                  (b)   [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

        PF

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION - United States

                     7    SOLE VOTING POWER

                          300,000  (Class A)

     NUMBER OF
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
       EACH
    REPORTING
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          300,000   (Class A)

                    10    SHARED DISPOSITIVE POWER

                          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            300,000 (Class A)

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.1%  (Class A)

14   TYPE OF REPORTING PERSON (See Instructions)
              PN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 20 of 27
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              GRANDCO ASSOCIATES

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)   [X]
                                                                  (b)   [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

        PF

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION - United States

                     7    SOLE VOTING POWER

                          100,758  (Class A)
                          100,758  (Class B)
     NUMBER OF
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
       EACH
    REPORTING
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          100,758  (Class A)
                          100,758  (Class B)

                    10    SHARED DISPOSITIVE POWER

                          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            100,758  (Class A)
            100,758  (Class B)

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.41%  (Class A)
             3.63%  (Class B)

14   TYPE OF REPORTING PERSON (See Instructions)
              PN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 21 of 27

This Schedule 13D is being filed by Richard D. Levy and Harry A. Levy and the other Reporting Persons described in Item 2 hereof and supercedes the Schedule 13D previously filed by Richard D. Levy and Harry A. Levy which was last amended by Amendment No. 2 thereto dated February 4, 1976.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the Class A Common Stock, par value $.10 per share, and the Class B Common Stock, par value $.10 per share, of Oriole Homes Corp., a Florida corporation (the "Company"). The principal executive offices are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. The Class A Common Stock and the Class B Common Stock are collectively referred to herein as the "Common Stock."

ITEM 2. IDENTITY AND BACKGROUND

(a) The Schedule 13D is being filed by (i) Richard D. Levy, (ii) Harry A. Levy, (iii) Beatrice Levy, (iv) Davida Levy, (v) Mark A. Levy (vi) Jo Ann M. Levy (vii) Jo Ann Levy (viii) Daniel H. Levy, (ix) Allison Sacks, (x) Joel M. Levy (xi) Robert A. Levy, (xii) David J. Levy, (xiii) Elka N. Lampert Irrevocable Trust, (xiv) Avraham R. Lampert Irrevocable Trust, (xv) Harry A. Levy Granchildren's Trust, (xvi) Richard D. Levy Grandchildren's Trust, (xvii) Hapco Company, (xviii) Levor Associates, and (xix) Grandco Associates, (collectively, the "Reporting Persons").

(b)-(c) Richard D. Levy has served as Chairman of the Board and Chief Executive Officer of the Company since January 1976. Mr. Levy has been an executive officer and Director of the Company since its organization in 1963.

Harry A. Levy has served as Vice Chairman of the Board since May 1991 and as Secretary of the Company since 1968. Mr. Levy is presently devoting the majority of his time at the Company, in addition to overseeing other family interests and investments. Mr. Levy has been a Director since 1963. Harry A. Levy is the brother of Richard D. Levy.

Mark A. Levy has served as President and Chief Operating Officer since December 1984 and has been employed by the Company since January 1975. Mr. Levy has been a Director since 1982. Mark A. Levy is the son of Richard D. Levy.

Beatrice Levy is the wife of Richard D. Levy. Davida Levy is the wife of Harry
A. Levy. Jo Ann M. Levy is the wife of Mark Levy.

Jo Ann Levy is the daughter of Richard D. Levy and an employee of the Company. Daniel H. Levy is the son of Richard D. Levy and an employee of the Company. Allison Sacks is the daughter of Richard D. Levy.

Joel M. Levy, Robert A. Levy and David J. Levy are the children of Harry A. Levy and employees of the Company.

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 22 of 27

Elka N. Lampert Irrevocable Trust is a trust established for the granddaughter of Harry A. Levy; Joel M. Levy, Robert A. Levy and David J. Levy are the trustees. Avraham R. Lampert Irrevocable Trust is a trust established for the grandson of Harry A. Levy; Joel M. Levy, Robert A. Levy and David J. Levy are the trustees.

Harry A. Levy Granchildren's Trust is a trust established for the benefit of the grandchildren of Harry A. Levy; Joel M. Levy, Robert A. Levy and David J. Levy are the trustees. Richard D. Levy Grandchildren's Trust is a trust established for the benefit of the grandchildren of Richard D. Levy; Mark A. Levy and Daniel
H. Levy are the trustees.

Hapco Company is a partnership, the partners of which are Richard D. Levy and Harry A. Levy. Levor Associates is a partnership, the partners of which are Harry A. Levy, Richard D. Levy, their wives, their children and Grandco Associates. Grandco Associates is a partnership, the partners of which are all of the children of Richard D. Levy and Harry A. Levy.

The business address of each of the Reporting Persons is c/o Richard D. Levy, Oriole Homes Corp., 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

(d)-(e) During the last five years, none of the above referenced Reporting Persons attached hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)     Each of the Reporting Persons is (i) a citizen of the United States or
(ii) organized under the laws of a state of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

If the Reporting Persons were to purchase the outstanding shares of the Issuer not currently owned by the Reporting Persons pursuant to the Proposed Transaction (as defined in Item 4, below), the amount of funds necessary to complete the Proposed Transaction is presently expected to be approximately $10,015,000. The Reporting Persons currently anticipate that such funds would be provided substantially by external financing. With respect to the shares of Common Stock currently held by the Reporting Persons, each of the Reporting Persons originally acquired such shares for cash.

ITEM 4. PURPOSE OF TRANSACTION

With respect to the shares of Common Stock currently held by the Reporting Persons, a significant majority of such shares were acquired by members of the Levy family prior to the Company becoming a publicly trading company and have been held by the Levy family for over 25 years. This Schedule 13D amendment is being filed as a result of the Proposed Transaction and the resulting

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 23 of 27
change in the Reporting Persons' investment intent as described below. Although the Reporting Persons made a single proposal to the Special Committee of the Board of Directors of the Company (as described below), there is no oral or written arrangement among the Reporting Persons to act in concert with respect to their ownership of the Common Stock. Accordingly, each of the Reporting Persons can vote, in their own discretion, the shares of Common Stock individually held in their names.

On May 22, 2002, the Reporting Persons, by and through its counsel, presented a letter (the "Proposal Letter") to the Chairman of the Special Committee of the Board of Directors of the Issuer in which the Reporting Persons made a preliminary, non-binding proposal to acquire all of the outstanding shares of Common Stock not owned by the Reporting Persons at a price of $3.53 per share (the "Proposed Transaction"). Approximately 743,630 issued and outstanding shares of Class A Common Stock, and 2,093,470 issued and outstanding shares of Class B Common Stock, are not owned by the Reporting Persons. The Proposed Transaction, if completed, would have an equity value of approximately $10,015,000. The Proposed Transaction is subject to financing and approval by the Board of Directors and stockholders of the Issuer and does not represent a binding offer or proposal. The purpose of the Proposed transaction is to acquire all of the outstanding shares of Common Stock not currently owned by the Reporting Persons. The Proposal Letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

The Reporting Persons anticipate that if the Proposed Transaction is completed, the Issuer will become a wholly-owned subsidiary of an acquisition entity to be formed by the Reporting Persons and that the Reporting Persons will seek to cause the Common Stock to be delisted from trading on the American Stock Exchange and to cause the termination of registration of the Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

In its Quarterly report on Form 10-Q for the quarter ended March 31, 2002 (the "10-Q Report"), the Company reported that it is in the process of considering strategic alternatives to current operating strategies in an effort to maximize shareholder value and, in that regard, the Company's Board of Directors has formed a Special Committee comprised of the three independent members of the Board which has retained a financial adviser (to provide the Special Committee with financial advisory services and a valuation of the Company) and legal counsel for the Special Committee. On May 22, 2002, the Reporting Persons determined to act together for the purpose of commencing a dialogue with the Company's management and the Special Committee and its financial advisor with respect to the Proposed Transaction.

The Reporting Persons are considering various alternative courses of action with respect to the management and ongoing operations of the Company. Accordingly, the Reporting Persons may engage in any number of activities, including without limitation: (i) the acquisition of additional Common Stock; (ii) the acquisition of all of the remaining outstanding Common Stock of the Company (whether by means of a merger or another form of transaction); (iii) meetings and discussions with the Board of Directors of the Company with the intent of influencing the Company's business and affairs in this regard; and (iv) any other activities deemed by the Reporting Persons to be effective for the purpose of so influencing the business and affairs of the Company. The Reporting Persons reserve the right to acquire additional shares of Common Stock or to dispose of all or some of their shares through privately negotiated and/or open market transactions.

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 24 of 27
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Based on information contained in the Company's 10-Q Report for the period ended March 31, 2002, as of May 9, 2002 there were 1,863,149 shares of Class A Common Stock, par value $.10 per share, and 2,772,375 shares of Class B Common Stock, par value $.10 per share, of the Company issued and outstanding. Each share of Class A Common Stock of the Company may be converted at any time into one share of Class B Common Stock.

(b) The following table sets forth the beneficial ownership by each Reporting Person of shares of Class A Common Stock and Class B Common Stock with which such Reporting Person has sole voting or dispositive power:

BENEFICIAL OWNER         NUMBER AND CLASS OF SHARES             PERCENTAGE OF
                           BENEFICIALLY OWNED(1)                  CLASS(%)

Richard D. Levy                172,498 Class A                      9.26
                                89,582 Class B                      3.23

Beatrice Levy                   25,334 Class A                      1.36
                                23,184 Class B                        (2)

Harry A. Levy                  189,405 Class A                     10.17
                               123,340 Class B                      4.45

Davida Levy                      5,038 Class A                        (2)
                                 5,038 Class B                        (2)

Mark A. Levy                    93,412 Class A                      5.01
                                88,632 Class B                      3.20

Jo Ann M. Levy                   2,210 Class A                        (2)
                                 1,585 Class B                        (2)

Jo Ann Levy                     44,312 Class A                      2.38
                                37,000 Class B                      1.34

Daniel H. Levy                  16,529 Class A                        (2)
                                16,529 Class B                        (2)

Allison Sacks                   30,934 Class A                      1.66
                                24,079 Class B                        (2)

Joel M. Levy                    28,851 Class A                      1.55
                                28,537 Class B                      1.03

Robert A. Levy                  30,776 Class A                      1.65
                                30,776 Class B                      1.11

David J. Levy                   19,628 Class A                      1.05
                                21,328 Class B                        (2)

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 25 of 27
Elka N. Lampert Irrevocable Trust             2,950 Class A                (2)
                                              3,550 Class B                (2)

Avraham R. Lampert Irrevocable Trust            687 Class A                (2)
                                              1,087 Class B                (2)

Harry A. Levy Grandchildren's                10,400 Class A                (2)
Trust                                        17,000 Class B                (2)


Richard D. Levy Grandhildren's Trust         21,000 Class A              1.13
                                             66,700 Class B              2.41

Hapco Company                                25,337 Class A              1.36

Levor Associates                            300,000 Class A             16.10

Grandco Associates                          100,758 Class A              5.41
                                            100,758 Class B              3.63

     The following have shared voting or dispositive power with the respect to shares of Class A Common Stock and Class B Common Stock as follows:

BENEFICIAL OWNER                   NUMBER AND CLASS OF SHARES    PERCENTAGE OF
                                      BENEFICIALLY OWNED(1)         CLASS(1)

Richard D. Levy                       325,337 Class A                17.44

Harry A. Levy                         325,337 Class A                17.44

Mark A. Levy                          121,758 Class A                 6.54
                                      167,458 Class B                 6.04

Daniel H. Levy                         21,000 Class A                 1.13
                                       66,700 Class B                 2.41

Joel M. Levy                           14,037 Class A                   (2)
                                       21,637 Class B                   (2)

Robert A. Levy                         14,037 Class A                   (2)
                                       21,637 Class B                   (2)

David J. Levy                          14,037 Class A                   (2)
                                       21,637 Class B                   (2)

------------
(1) The number of shares and percentage ownership of Class B Common Stock listed here does not assume conversion of any shares of Class A Common Stock owned by such Reporting Person into Class B Common Stock.
(2) Denotes percentage ownership of less than 1% of such class of common stock.

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 26 of 27
With respect to the shared voting and dispositive power of Richard D. Levy and Harry A. Levy, the table above includes: (i) all shares of Class A Common Stock held in the name of Hapco Company, a partnership in which Richard D. Levy and Harry A. Levy are the sole partners and each control the right to vote and dispose of the Class A Common Stock; and (ii) all shares of Class A Common Stock held in the name of Levor Associates, a partnership in which Richard D. Levy and Harry A. Levy are the managing partners and control the right to vote and dispose of the Class A Common Stock. With respect to the shares voting and dispositive power of Mark A. Levy, the table above includes all shares of Common Stock held in the name of Grandco Associates, a partnership in which Mark A. Levy is the managing partner and controls the right to vote and dispose of the Common Stock. With respect to the shared voting and dispositive power of Mark A. Levy and Daniel H. Levy, the table above includes all shares of Common Stock held in the name of the Richard D. Levy Grandchildren's Trust, a trust in which Mark A. Levy and Daniel H. Levy are co-trustees and control the right to vote and dispose of the Common Stock. With respect to the shared voting and dispositive power of Joel M. Levy, Robert A. Levy and David J. Levy, the table above includes all shares of Common Stock held in the names of: (i) the Harry A. Levy Grandchildren's Trust; (ii) the Elka N. Lampert Irrevocable Trust; and
(iii) the Avraham R. Lampert Irrevocable Trust. These are trusts in which Joel
M. Levy, Robert A. Levy and David J. Levy are co-trustees and control the right to vote and dispose of the Common Stock.

(c) During the 60 days prior to the date of this filing, the Reporting Persons did not effect any purchases of shares of the Common Stock of the Company.

(d) No person other than those listed above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock of the Company referred to in the table.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Proposal Letter described in Item 4, above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to shares of Class A Common Stock or Class B Common Stock of the Company, including, but not limited to, transfer or voting of any such shares, finder's fees, joint ventures, loans or option arrangements, puts or calls guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.       Exhibit Name
-----------       ------------

1. Joint Reporting Agreement and Power of Attorney on Behalf of Each Reporting Person.

2.                Proposal Letter.

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 27 of 27



                                  SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2002


                                                        /s/ Richard D. Levy
                                                   -----------------------------
                                                        Richard D. Levy


                                                        /s/ Harry A. Levy
                                                   -----------------------------
                                                        Harry A. Levy


                                                        /s/ Mark Levy
                                                   -----------------------------
                                                        Mark Levy